STANTEC INC.
NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO:    Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission Authorité des marches financiers
New Brunswick Financial and Consumer Services Commission Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities Superintendent of Securities (Newfoundland and Labrador) Office of the Yukon Superintendent of Securities
Nunavut Securities Office
Office of the Superintendent of Securities (Northwest Territories)

AND TO:    Ernst & Young LLP
PricewaterhouseCoopers LLP

Stantec Inc. (the “Company”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the termination of Ernst & Young LLP (“EY”) as the auditor of the Company and the appointment of PricewaterhouseCoopers LLP (“PwC”) in its place. The Company confirms that:
1.The Audit and Risk Committee (“ARC”) has conducted a comprehensive tender process for external audit services.

2.After careful review of the proposals received and due consideration of all relevant factors, the ARC recommended to the Board of Directors that PwC be appointed as the Company’s auditor for the Company’s financial year ending on December 31, 2021.

3.Effective June 1, 2021 (the “Effective Date”), EY, at the request of the Company, has resigned as auditors of the Company and PwC has been appointed as auditors of the Company to fill the vacancy until the next annual meeting of shareholders of the Company.

4.The resignation of EY and the appointment of PwC was considered and approved by the ARC and the Board of Directors of the Company.

1.There have been no modified opinions in EY’s reports for the Company’s two most recently completed financial years ended December 31, 2020 and 2019 or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Effective Date.

2.There were no reportable events (as defined in Section 4.11 of NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED as of the 1st day of June, 2021.

STANTEC INC.

by:    (s) Theresa B.Y. Jang
Theresa B.Y. Jang
Executive Vice-President and Chief Financial Officer